Exhibit 99.1

Itaú Corpbanca Updates the Time for the Release of its Fourth Quarter 2017 Financial Results

Santiago, Chile, February 27, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its financial results for the fourth quarter ended December 31, 2017, before the market opens in New York on Wednesday, February 28, 2018, instead of releasing it after the market closes, as previously announced.
The Company's conference call with the management team to discuss the financial results will remain as scheduled on Thursday, March 1, 2018, at 11:00 A.M. Santiago time (9:00 A.M. ET). The call will be hosted by Milton Maluhy, Itaú CorpBanca's Chief Executive Officer, Gabriel Moura, Itaú Corpbanca's Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca's Head of Investor Relations.

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of December 31, 2017, according to the Chilean Superintendence of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.

As of the same date, according to the Colombian Superintendence of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of December 31, 2017, its market share by loans reached 5.0%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Itaú Corpbanca Announces Fourth Quarter 2017 Management Discussion & Analysis Report

Santiago, Chile, February 28, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report ("MD&A Report") for the fourth quarter ended December 31, 2017.

The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better clarity of our performance.

For more information, please refer to the following link:

http://www.capitallink.com/press/2017_Q4_Earnings_Release.pdf

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of December 31, 2017, according to the Chilean Superintendence of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.

As of the same date, according to the Colombian Superintendence of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of December 31, 2017, its market share by loans reached 5.0%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Itaú

Management

Discussion & Analysis

4Q17

itau.cl/investor-relations

Contents

Management Discussion & Analysis

Page 05

Executive Summary	**07**
Income Statement and Balance Sheet Analysis	**15**
Managerial results - Breakdown by country	17
Managerial results - Breakdown for Chile	19
Managerial results - Breakdown for Colombia	29
Balance Sheet	39
Solvency Ratios	44
Additional Information	**45**

This report is based on Itaú CorpBanca audited financial statements for 4Q'17, 3Q'17 and 4Q'16 prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2017 of Ch$614.48 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF.

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Management
Discussion &
Analysis

Management Discussion & Analysis

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Itaú CorpBanca Pro forma Information

In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp[1] and excluding non-recurring events is presented in this Management Discussion & Analysis report ("MD&A Report") when appropriate. The pro forma income statements for the quarters prior to the second quarter of 2016 and for the 12-month ended December 31, 2016 have been calculated as if the Merger occurred on January 1, 2015.

The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.

The pro forma combined financial information included when appropriate in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what  the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.

Itaú CorpBanca is the entity resulting from the merger of Banco  Itaú Chile (Itaú Chile) with and into CorpBanca, which was consummated on April 1, 2016 ("the Merger"). After the Merger, the surviving entity's name changed to "Itaú CorpBanca". The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.

[1] On January 30, 2017, Itaú CorpBanca announced the transfer of all of its shares in SMU Corp which after the Merger was no longer considered strategic. As of June 30, 2016 this investment changed to "available for sale" for accounting purposes and in accordance with standard N° 5 of IFRS ceased to be consolidated in the Financial Statements of Itaú CorpBanca.

We present below selected financial information and operating information of Itaú CorpBanca. Pro forma financial information is presented for year-end  2016 in order to allow the analysis on the same basis of comparison as the financial information presented as of December 31, 2017, for the three months ended September 30, 2017 and for the three months ended December 31, 2016 and 2017.

In Ch$ million (except where indicated), end of period		4Q17	3Q17	4Q16	2017	2016[1]
Results	Recurring Net Income	(17,618)	3,221	(49,511)	61,460	38,830
	Net Operating Profit before loan losses [2]	258,902	243,832	232,332	1,026,793	987,086
	Net Interest Income	191,604	181,911	187,208	741,481	750,729
Performance	Recurring Return on Tangible Avg. Adjusted assets (RoTAA) [3] [4]	(0.3%)	0.0%	(0.7%)	0.2%	0.1%
	Recurring Return on Tangible Avg. Equity (RoTAE) [3] [5]	(3.8%)	0.7%	(10.8%)	3.4%	2.2%
	Risk Index (Loan loss allowances / Total loans)	3.3%	3.0%	2.8%	3.3%	2.8%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Total	2.3%	2.0%	1.7%	2.3%	1.7%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Chile	2.1%	1.9%	1.6%	2.1%	1.6%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Colombia	2.8%	2.4%	2.0%	2.8%	2.0%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	145.5%	151.1%	169.8%	145.5%	169.8%
	Efficiency Ratio (Operating expenses / Operating revenues)	61.5%	65.4%	68.4%	60.4%	58.7%
	Risk-Adjusted Efficiency Ratio (RAER)	114.1%	100.7%	130.0%	96.2%	96.7%
Balance Sheet	Total Assets	28,060,724	29,137,386	29,106,183		
	Gross Total Credit Portfolio	20,403,680	20,819,052	21,025,944		
	Total Deposits	14,206,910	14,243,523	16,034,901		
	Loan Portfolio/Total Deposits	143.6%	146.2%	131.1%		
	Equity shareholders	3,189,876	3,227,713	3,173,516		
	Tangible Equity Shareholders [5]	1,840,937	1,853,996	1,775,451		
Other	Total Number of Employees [6]	9,492	9,662	9,659		
	Chile	5,848	5,974	5,932		
	Colombia	3,644	3,688	3,727		
	Branches	375	384	398		
	Chile	201	209	224		
	Colombia	174	175	174		
	ATM – Automated Teller Machines	645	642	682		
	Chile	469	466	502		
	Colombia	176	176	180		

Note: **(1)** For the managerial results prior to 2017, we have applied the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, the deconsolidation criteria for SMU Corp and excluding non-recurring events. **(2)** Net Operating Profit before loan losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net. **(3)** Annualized figures when appropriate. **(4)** Average total adjusted assets excluding goodwill and intangibles from business combination. **(5)** Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities; for further details see page 40 of this report. **(6)** The total of employees of Chile considers employees of Itaú CorpBanca New York branch and for Colombia considers employees of Itaú (Panamá).

Itaú CorpBanca Highlights

Net Income and Recurring Net  Income

Our recurring net income attributable to shareholders totaled a loss of Ch$(17,618) million in the fourth quarter of 2017 from an accounting net loss of Ch$(27,618) million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Events that are non-recurring and at the same time that are not part of our business are the following:

(a)	Restructuring costs: One-time integration costs.
(b)	Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c)
Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.

(d)
SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income and once the Supreme Court ruled in our favour we proceeded to reverse such expense impacting 2017 Net Income.

(e)	Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f)	Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships.
(g)	Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h)
Sale / revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017.

(i)	Helm LLC arbitration legal fees: Legal counsel fees related to Helm LLC Request for Arbitration in the ICC's International Court of Arbitration in New York.

For the managerial results, we adjust for non-recurring events (as detailed on the previous page) and for the tax effect of the  hedge of our investment    in Colombia –originally accounted for as income tax expense on our Net Income and then reclassified to the Net Financial transaction. For tax purposes, the "Servicio de Impuestos Internos" (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the desembursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our book each month, the volatility of the exchange rate generates an  impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to   be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income  statement.
In the fourth quarter of 2017, the Chilean peso appreciated 5.42% against the Colombian peso compared with an appreciation of 0.04% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian  peso.
Complementary to the tax effect of hedge described above, we include other managerial reclassifications of P&L lines in order to provide a better clarity of our performance such  as:

(i)	the adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions;
(ii)	the reclassification of FX hedge positions of US dollars denominated provisions for loan losses to result from loan losses;
(iii)	the reclassification of country-risk provisions to result from loan losses;
(iv)	some legal and notary costs from administrative expenses to net fee and commission income;
(v)	provisions for assets received in lieu of payment from net other operating income to result from loan losses;
since 2Q'17:
(vi)	the reversal of excess profit sharing provisions for some of our consolidated affiliates from other operating income, net to personnel expenses;
(vii)	for some costs related to ATMs that were reclassified from net fee and commission income to administrative expenses on Jun e 2017; and since 3Q'17:
(viii)	provisions and write-off of assets received in lieu payment from leasing operations from net other operating income to result from loan losses;
(ix)
inflation hedge results and term deposits interest rate hedge results from total financial transactions, net to net interest income. We adjusted the historical data for (viii) and (ix) accordingly to provide a better comparison basis.

Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, the effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevants currencies variation of the Chilean peso:

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2017

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Net operating profit before loan losses	**233,518**	**3,299**	**11,405**	**10,680**	**258,902**
Net interest income	208,770			(17,166)	**191,604**
Net fee and commission income	45,906			-	**45,906**
Total financial transactions, net	(19,449)	-	11,405	23,496	**15,452**
Other operating income, net	(1,709)	3,299		4,351	**5,940**
Result from loan losses	**(125,447)**	**-**		**(10,680)**	**(136,127)**
Provision for loan losses	(134,647)	-		(11,598)	**(146,245)**
Recoveries off loan losses written-off as losses	9,200	-		918	**10,118**
Net operating profit	**108,071**	**3,299**	**11,405**	**-**	**122,775**
Operating expenses	**(171,582)**	**12,232**		**-**	**(159,350)**
Personnel expenses	(73,394)	1,923		-	**(71,471)**
Administrative expenses	(77,959)	229		-	**(77,730)**
Depreciation and amortization	(20,229)	10,080			**(10,149)**
Impairments	-	-			**-**
Operating income	**(63,511)**	**15,530**	**11,405**	**-**	**(36,575)**
Income from investments in other companies	305	-			**305**
Income before taxes	**(63,206)**	**15,530**	**11,405**	**-**	**(36,270)**
Income tax expense	32,293	(4,616)	(11,405)		**16,272**
Result from discontinued operations	-	-			**-**
Net income	**(30,913)**	**10,914**	**-**	**-**	**(19,999)**
Minority interests	3,295	(915)			**2,380**
Net Income Attributable to Shareholders	**(27,618)**	**10,000**	**-**	**-**	**(17,618)**

4th  quarter of 2017 Income Statement

We present below the managerial income statements with the adjustments presented on the previous page:

Results

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 10:

Highlights in 4Q17

Return on Average Tangible Equity[1]

(3.8) %

- 4.5pp
+ 7.0pp
+ 1.2pp
11.8%
10.8%
6.7%
5.9%
2.2%
3.4%
0.8%
0.7%
0.4%
0.4%
0.7%
0.7%
0.1%
0.2%
0.0%
-0.7%
0.0%
-0.3%
-3.8%
-10.8%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Annualized Recurring Return on Average Equity (quarterly)
Annualized Recurring Return on Average Assets (quarterly)

The annualized recurring return on average tangible equity reached -3.8% in the fourth quarter of 2017, 4.5 percentage points down when compared to the previous quarter. Tangible shareholders' equity totaled Ch$1,840.9 billion, a 0.7% decrease compared to the previous quarter.

Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached -0.3% in the fourth quarter of 2017, down 30 basis points from the previous quarter.

(1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities.

For further details by countries see page 40

Net Operating Profit Before Loan Losses

Ch$ 258,9 billion

+ 6.2%
+11.4%
+ 4.0%
Ch$ million
241,422
261,829
251,504
232,332
248,007
276,052
243,832
258,902
987,086
1,026,793
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Net Operating Profit Before Loan Losses

In the fourth quarter of 2017, net operating profit before loan losses —representing net interest income, net fee and commission income, net total financial transactions and other operating income, net— totaled Ch$258,902 million, a 6.2% increase from the previous quarter and a 11.4% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.

For further details by countries see pages 19 and 29

Net Interest Income

Ch$ 191,6 billion

+ 5.3%
+ 2.3%
- 1.2%
190,185
193,096
180,242
187,208
180,808
187,159
181,911
191,604
750,729
741,481
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Net Interest Income

The net interest income for the fourth quarter of 2017 totaled Ch$ 191,604 million, an increase of Ch$9,693 million when compared to the previous quarter, mainly due to higher inflation-linked income in Chile and by a marginal improvement in our spreads in Colombia due to the marginal reduction in funding costs as the monetary policy rate continued to decrease.

Our net interest margin reached 3.1% in the fourth quarter of 2017, an increase of 17 basis points when compared to the previous quarter and also an increase of 14 basis points when compared to the same quarter last year. The increase in the current quarter compared to the previous quarter is 1 basis point when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 2.9% in the fourth quarter of 2017 as in the third quarter of 2017 and compared to 2.8% in the fourth quarter of 2016.

For further details by countries see pages 19 and 29

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

61.5 %

- 3.9pp
- 6.9pp
+ 1.7pp
58.0
103.0
51.3
73.4
58.0
84.0
68.4
130.0
60.8
91.7
54.5
79.5
65.4
100.7
61.5
114.1
58.7
96.7
60.4
96.2
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (RAER) (%)

In the fourth quarter of 2017, the efficiency ratio reached 61.5%, an improvement of 3.9 percentage points from the previous quarter, mainly due to higher net operating profit before loan losses.

In the fourth quarter of 2017, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 114.1%, a deterioration of 13.4 percentage points from the previous quarter. This was primarily due to higher provisions for loan losses in the period as describe below.

For further details by countries see pages 26 and 36

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis

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Managerial Results -  Breakdown by Country

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q'17, 3Q'17 and 4Q'16:

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 4Q'17, 3Q´17 and 4Q'16 is presented below:

Managerial reclassifications:
(a)	Cost of Investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(b)	Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Managerial Results - Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18:

Net Interest Income

In the fourth quarter of 2017, the Net Interest Income totaled Ch$134,225 million, a 6.7% increase compared to the previous  quarter. Compared to the same period of the previous year, the Net Interest Income decreased 0.9%.
4Q17 versus 3Q17

Our Net Interest Income in the fourth quarter of 2017 presented an increase of Ch$ 8,431 million, or 6.7% when compared to the third quarter of 2017. This increase is explained mainly by higher inflation - linked income, as the UF (Unidad de Fomento), the official inflation - linked unit of account, increased 0.53% in the fourth quarter of 2017 compared to a decrease of 0.03% in the previous   quarter.

As a consequence of this, our Net Interest Margin presented an increase of 15 basis points to 2.9% in the quarter, or a decrease of 9 basis points at 2.5% when excluding inflation-indexation effects.

4Q17 versus 4Q16
When compared to the fourth quarter of 2016, our Net Interest Income declined Ch$1,266 million, or 0.9%. The main drivers for this decrease  are a slight lower interest yield partially compensated by  a higher   inflation in the quarter when compared to the same period of the previous year. The UF increased 0.53% compared to an increase of 0.47% in the fourth quarter of 2016.

Credit Quality

In the fourth quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written-off) totaled Ch$90,283 million, a 46.8% increase from the previous quarter, driven by a 41.8% increase in provision for loan losses and a 3.7% decrease in the recovery of loans written-off from the third quarter of 2017. The increase in provision for loan losses reflects a Ch$8.8 billion adjustment in our retail group models and a conservative credit review process to strengthen our reserves.

Net provision for loan losses in 2017 increased 4.9% compared to the 12-month of 2016 reflecting the aforementioned economic scenario. The recovery of loans written-off in 2017 increased 51.8% compared to the 12-month of 2016.

Provision for Loan Losses and Loan Portfolio

At the end of the fourth quarter of 2017, our provision for loan losses over loan portfolio increased to 2.3% from 1.5% compared to the previous quarter and increased from 0.7% to 2.2% from the third quarter to the fourth of last year reflecting a still challenging economic scenario and the aforementioned strengthen of our reserves.
As of December 31, 2017, our loan portfolio decreased 0.2% from September 30, 2017, reaching Ch$15.9 trillion, whereas the allowance for loan losses increased 8.5% in the quarter, totaling Ch$399.5 billion. The ratio of allowance for loan losses to loan portfolio went from 2.31% as of September 30, 2017 to 2.50% as of December 31, 2017, an increase of 19 basis points.

The portfolio of credits 90 days overdue increased 13.5% from December 31, 2017 and increased 7.8% from the same period of the previous year, mainly driven by an increase in the wholesale segment.

The NPL ratio of credits 90 days overdue increased from 1.86% to 2.12 % compared to the previous quarter. Compared to the same period of 2016, the ratio increased 56 basis points.

In the fourth quarter 2017, the NPL ratio over 90 days for consumer loans went down from 1.98% to 1.91%. The NPL ratio for mortgage loans also went down from 2.38% to 2.07% compared to the previous quarter.

The NPL ratio increased by 48 basis points for commercial loans compared to the previous quarter from 1.68% to 2.16%.

As of December 31, 2017, the 90-days coverage ratio reached 119%, 5 percentage points down from the previous quarter.

Compared to December 31, 2016, the total 90-days coverage ratio decreased 14 percentage points reflecting that in previous quarters provisions anticipated potential overdue in our portfolio.

In the fourth quarter of 2017, the loan portfolio write-off totaled Ch$32.7 billion, a 2.7% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.82%, down 2 basis points compared to the third quarter of 2017.

In the fourth quarter of 2017, income from recovery of loans written-off decreased Ch$252 million, or 3.7%, from the previous quarter.

When compared to fourth quarter of 2016, the income from recovery of loans written-off increased Ch$2,415 million, or 58.8%, compared to the same period of the previous year.

In the fourth quarter of 2017, the NPL Creation, reached Ch$72.8 billion up 53.3% compared to the previous period.

In the fourth quarter of 2017, the total NPL Creation coverage reached 133%, which means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend shown since 4Q15 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees Chile

Total Financial Transactions, net Chile

Operating Expenses

Personnel Expenses

Personnel expenses totaled Ch$48,883 million in the fourth quarter of 2017, a 0.9% increase when compared to the previous quarter due to higher severance costs and costs related to the settlement reached during the quarter with the trade unions. In comparison to the fourth quarter of 2016 there is a 8.1% increase in expenses due to the costs related to the aforementioned agreement.

Number of Employees
The total number of employees considering Itaú CorpBanca New York branch was 5,848 at the end of the fourth quarter of 2017 compared to 5,974 in the third quarter of 2017 and 5,932 at the end of the fourth quarter of 2016, a 1.4% reduction in headcount in twelve months.

Administrative Expenses

Administrative expenses amounted to Ch$ 52,042 million in the fourth quarter of 2017, a 4.8% decrease when compared to the previous quarter. As previously mentioned, this decrease was influenced by the concentration of expenses such as insurance policy renewals, third-party services and other general administrative expenses in the third quarter of 2017. When compared to the fourth quarter of 2016, there was a 7.3% decrease explained by a similar calendar effect, where the fourth quarter of 2016 concentrated several expenses for that year.

Depreciation and  Amortization

Depreciation, amortization and impairment expenses totaled Ch$7,440 million in the fourth quarter of 2017, a 1.1% decrease when compared to the third quarter of 2017. When compared to the fourth quarter of 2016, there was 2.3% increase, explained by the investment made in development of software and systems which increases the base of intangibles in our balance sheet as well as an increase in fixed assets related to the remodeling of our new headquarters and migrated branches.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio  Chile

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the fourth quarter of 2017, our efficiency ratio reached 59.7%, an improvement of 3 percentage points compared to the third quarter of 2017. This improvement was mainly due to lower personnel and administrative expenses of 2.1%, and higher net operating profit before loan losses of 2.8%.

When compared to the fourth quarter of 2016, the efficiency ratio improved by 7.3 percentage points, mostly explained by the increase in net operating profit before loan losses of 11.8% during the period.

Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 109.5% in the fourth quarter of 2017, a deterioration of 12 percentage points compared to the previous quarter, as a result of higher provisions for loan losses in the period.

When compared to the fourth quarter of 2016, the risk-adjusted efficiency ratio improved by 12.8 percentage points also due to the aforementioned improvement in personnel and administrative expenses, higher operating profit before loan losses and lower provisions for loan losses in the period.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.

Branches | Chile and New York

As of December 31, 2017 we had 201 branches, a decrease of 23 branches or 10.3% since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.

According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expect, the branch migration was completed by the end of 2017.

As a result, the brand composition has changed. By the end of the fourth quarter of 2017, we operated in Chile 145 branch offices under the "Itaú" brand and 56 branches under the "Banco Condell" brand —our consumer finance division—. Additionally, we have one branch in New York.

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Automated Teller Machines (ATMs) | Chile

By the end of the fourth quarter of 2017, the number of ATMs totaled 469 in Chile, a decrease of 27 ATMs or a 5.4% since Legal Day One. Additionally, our customers had access to over 7,550 ATMs in Chile through our agreement with Redbanc.

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Credit Portfolio

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

Retail loan portfolio reached Ch$5.2 trillion at the end of the fourth quarter of 2017, an increase of 3.9% compared to the previous quarter. Consumer loans reached Ch$1.5 trillion, up 7.6% compared the previous quarter and 14.1% compared to the 12-month period. Residential mortgage loans reached Ch$3.6 trillion at the end of the fourth quarter of 2017, an increase of 2.5% compared to the previous quarter and of 8.2% compared to the 12-month period. The trend in residential mortgage loans is shifting to focus on cross-selling to our customer base.

On the other hand, wholesale loan portfolio decreased 2.1% in the fourth quarter of 2017, totaling Ch$10.7 trillion. Changes in this portfolio were mainly driven by a continued lower commercial activity in Chile.

Activity grew only 1.6% in 2017, in line with the growth rate in 2016. While activity accelerated throughout the year, 2017 growth was the lowest since 2009 (when the economy fell 1.6%). Mining production was less of a drag last year (-0.9% vs -2.9% in 2016), while non-mining activity moderated to 1.8% (2.0% in 2016).

Data from 2H17 shows production recovering, aided by higher copper prices and firmer global demand. Mining grew 6.6% in 2H17 and will be a key driver to activity in 1H18, as it encounters favorable base effects. Improved confidence levels, low interest rates and increasing real wage growth also suggest that non-mining activity will pick up.

Some indicators of optimism for growth include the central bank's credit conditions survey, showing household credit demand continued to strengthen in 4Q17. This is in line with new home sales in greater Santiago, expanding 2.7% YoY in the final quarter of 2017 (+16% in the year, up from a -38% drop in 2016), according to the Chilean Construction Chamber. Meanwhile, credit demand from real estate companies is no longer deteriorating for the first time since 1Q15. In turn, at the close of 2017, consumer confidence left pessimistic territory for the first time since May 2014.

More significant for investment, business confidence for January of this year jumped into optimistic ground for the first time since early 2014, while the central bank Business Perception Report revealed an upbeat private sector.

Stronger global growth outlook, high copper prices, recovering private sentiment and expansionary monetary policy will all boost recovery in activity in 2018. We now forecast a pick-up to 3.3% in 2018 (3.0% last month). As investment projects consolidate, further acceleration to 3.5% is anticipated for next year.

Managerial Results - Breakdown for Colombia
Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18:

Net Interest Income

In the fourth quarter of 2017, the Net Interest Income totaled Ch$57,233 million, a 5.1% increase compared to the previous  quarter. Compared to the same period of the previous year, the Net Interest Income increased 13.5%.

4Q17 versus 3Q17
Our Net Interest Income in the fourth quarter of 2017 presented an increase of Ch$2,767 million, or 5.1% when compared to the third quarter of 2017. This increase is explained by a marginal improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease.
As a consequence of these effects, our Net Interest Margin presented an increase of 24 basis points to 3.9% in the  quarter.

4Q17 versus 4Q16

When compared to the fourth quarter of 2016, our Net Interest Income increased Ch$ 6,815 million, or 13.5%. This is explained by a decrease in our cost of funding due to the reduction in monetary policy rate previously mentioned. As a consequence, our Net Interest Margin presented a 63 basis points increase when compared to the fourth quarter of 2016.

Credit Quality

In the fourth quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written-off as losses) totaled Ch$45,359 million, a 94.9% increase from the previous quarter due to the increase in the provision for loan losses.

Provision for loan losses increased 98.4% compared to the previous quarter mainly due to higher provision in all segments. The recovery of loans written-off as losses increased by Ch$2,169 million (158.5%) from the third quarter of 2017.

Provision for Loan Losses and Loan Portfolio

At the end of the fourth quarter of 2017, our provision for loan losses over loan portfolio was 3.9%, an increase of 190 basis points compared to the previous quarter and an decrease of 30 basis points compared to the fourth quarter of last year.

As of December 31, 2017, the loan portfolio decreased by 2.5% in constant currency compared to September 30, 2017, reaching Ch$4.5 trillion, whereas the allowance for loan losses increased 11.7% in the quarter, totaling Ch$272,503 million. The ratio of allowance for loan losses to loan portfolio went up from 5.28% as of September 30, 2017 to 5.83% as of December 31, 2017.

The portfolio of credits 90 days overdue increased 12.5% in the fourth quarter compared to previous quarter and increased 2.0% compared to same period of the previous year, driven by an increase in NPLs of mortgage and commercial loans 90 days overdue.
The NPL ratio of credits 90 days overdue increased 37 basis points compared to the previous quarter, and reached 2.79% by the end of December 2017. Compared to the same period of 2016, the ratio increased 75 basis points, mainly due to the increased delinquency rates of companies.
In December 2017, the NPL ratio over 90 days for consumer loans increased from 1.75% to 1.99%. The NPL ratio for mortgage loans increased by 70 basis points (from 2.92% to 3.62%) from the previous quarter.

The NPL ratio increased by 35 basis points for commercial loans from 2.56% to 2.91% compared to September 2017 reflecting corporate customers arrears that the bank has previously provisioned.

As of December 31, 2017, the 90-day coverage ratio reached 218%, almost flat compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 42 percentage points.

It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

In the fourth quarter of 2017, the loan portfolio write-off totaled Ch$8.2 billion, a 72.8% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.73%, 1.86 percentage points decrease compared to the third quarter of 2017.

In this quarter, income from recovery of loans written-off as losses increased Ch$2.169 million, or 158.4%, from the previous quarter.

In the fourth quarter of 2017, the income from recovery of loans written-off as losses increased by Ch$565 million or 19% compared to the same period of the previous year.

In the fourth quarter of 2017, the NPL Creation, reached Ch$22.1 billion down 51.7% compared to the previous period.

In the fourth quarter of 2017, the total NPL Creation coverage reached 307%, up 253 percentage points compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend shown since 4Q15 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees Colombia

Total Financial Transactions, net Colombia

Operating Expenses

Personnel Expenses

Personnel expenses totaled Ch$22,125 million in the fourth quarter of 2017, a 15.2% increase when compared to the third quarter of 2017. This increase in mainly explained by higher severance costs.
When compared to the fourth quarter of 2016, personnel expenses increased 24.1% due to higher severance costs, as well as higher compensation expense.

Number of Employees
The total number of employees considering Itaú (Panamá) was 3,644 at the end of the fourth quarter of 2017 compared to 3,688 in the third quarter of 2017 and 3,727 at the end of the fourth quarter of 2016, a 2.2% reduction in headcount in a 12-month period.
Administrative Expenses

Administrative expenses amounted to Ch$ 25,162 million in the fourth quarter of 2017, a 2.5% increase when compared to the previous quarter. This increase was mainly driven by advertising, data processing and telecommunication expenses.
When compared to the fourth quarter of 2016, there is a 4.8% decrease, especially due to lower third-party service expense.

Depreciation and  Amortization
Depreciation and amortization expenses totaled Ch$2,653 million in the fourth quarter of 2017, a 3.6% decrease when compared to the third quarter of 2017 and a 2.6% increase when compared to the fourth quarter of 2016.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio  Colombia

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the fourth quarter of 2017, the efficiency ratio reached 60.7%, an improvement of 6.5% when compared to the third quarter of 2017. This trend was mainly due to lower net operating profit before loan losses of 15.6%.
When compared to the fourth quarter of 2016, the efficiency ratio improved   by 2.9 percentage points, mostly explained by the increase in net operating profit before loan losses during the period of 6.3%.

Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 115.9% in the fourth quarter of 2017, a deterioration of 15 percentage points compared to the previous quarter, mainly as a result of lower net operating profit in the period.
When compared to the fourth quarter of 2016, the risk-adjusted efficiency ratio improved by 15.4 percentage points mainly due to the decrease of provisions  for loans loan losses of 14.0%.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Distribution Network

Points of Service in Colombia

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.

Branches | Colombia and Panamá

As of December 31, 2017, we had 174 branches, in both Colombia and Panama, under the brands "Itaú" and "CorpBanca".

As part of our integration process, in the second quarter of 2017 we have introduced the "Itaú" brand completing the rebranding of the Helm's branch network in May 2017.

Additionally, in the third quarter of 2017 we started the branch network migration with a pilot test. The process has continued with 77% braches migrated by fourth quarter 2017. The branch migration was completed in January 2018, earlier than expected.

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Automated Teller Machines (ATMs) | Colombia

By the end of the fourth quarter of 2017, the number of ATMs totaled 176. Additionally, our customers had access to over 15,290 ATMs in Colombia through Colombia's financial institutions.

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Credit Portfolio

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main    product groups of each segment are presented in the following table:
The loan portfolio trend in Colombia reflects the impact of a significantly lower pace of growth driven by the economic slowdown. Activity in 2017 was the weakest since the global financial crisis, but data revisions led to an upside surprise. GDP growth was 1.8% last year (above our 1.5% forecast), a slowdown from the 2.0% in 2016 and similar to the 1.7% recorded in 2009.

In this context, our retail loan portfolio reached Ch$1.5 trillion at the end of the fourth quarter of 2017, a decrease of 1.5% compared to the previous quarter. Consumer loans reached Ch$969.2 billion, down 3.5% compared the previous quarter and residential mortgage loans reached Ch$516.8 billion at the end of the fourth quarter, an increase of 2.4% compared to the previous quarter. As the labor market continues to loosen and private sentiment is nearing recent lows, consumption is likely to remain weak in the short term, while industrial activity will remain weak overall. We expect activity to post some recovery this year. Growth of around 2.5% would come amid an improvement in real wage growth (with the advancement of disinflation), an expansionary monetary policy and, more importantly, favorable external conditions (supporting oil prices).

This trend continues to limit our wholesale loan portfolio expansion and, at the same time, has resulted in significant reductions on the credit quality of some customers. As a consequence of this challenging economic scenario, our commercial loans decreased 3.0% in the fourth quarter of 2017, totaling Ch$3.0 trillion and decreased 4.7% in the 12-month period.

Risks to our scenario include a weak labor market and uncertainty around the political cycle, which could limit a recovery of investment.

Balance Sheet

Tangible Equity Breakdown

The chart below shows the calculation of the tangible Shareholders Equity or "Managerial Equity" which we use to determine the Recurring RoTAE.

Credit Portfolio

As of December 31, 2017, Ch$6,733 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 7.4% in this quarter, mainly due to the 7.8% nominal decrease in our loan portfolio in Colombia which for consolidation purposes is considered a foreign currency.
By the end of the fourth quarter of 2017, our total consolidated NPL ratio for operations 90 days overdue reached 2.26%, an increase of  27 basis points from the previous quarter and of 58 basis points from the same period of 2016.

The NPL ratio also increased by 44 basis points for commercial loans from 1.88% to 2.32% compared to the previous quarter. The NPL ratio for mortgage loans decreased 19 basis points from 2.45% to 2.26% in the quarter.

Funding

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).

Balance Sheet by Currency

Liabilities | December 31, 2017

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,141,667	2,399,159	1,940,331	7,803	451,025	1,742,508
Cash items in process of being cleared	109,496	109,496	56,399	-	53,097	-
Obligations sold under repurchase agreements	420,920	44,264	44,264	-	-	376,656
Time deposits and other time liabilities	10,065,243	7,868,572	6,034,571	814,336	1,019,665	2,196,671
Financial derivatives contracts	1,095,154	1,036,024	869,263	84,530	82,231	59,130
Interbank borrowings	2,196,130	1,545,143	(1,257)	21,958	1,524,442	650,987
Issued debt instruments	5,950,038	5,484,562	1,179,526	3,381,318	923,718	465,476
Other financial liabilities	17,066	16,255	16,255	-	-	811
Current taxes	624	624	624	-	-	-
Deferred taxes	11,434	507	52	-	455	10,927
Provisions	189,690	124,066	98,294	-	25,772	65,624
Other liabilities	463,432	400,846	146,685	166,866	87,295	62,586
Total Liabilities	**24,660,894**	**19,029,518**	**10,385,007**	**4,476,811**	**4,167,700**	**5,631,376**
Capital	1,862,826	1,781,256	1,781,256	-	-	81,570
Reserves	1,290,131	695,353	695,353	-	-	594,778
Valuation adjustment	(4,735)	(11,511)	(11,511)	-	-	6,776
Retained Earnings:	**41,654**					
Retained earnings or prior years	1,441	50,865	50,865	-	-	(49,424)
Income for the period	57,447	69,719	(22,141)	97,911	(6,051)	(12,272)
Minus: Provision for mandatory dividend	(17,234)	(17,234)	(17,234)	-	-	-
Equity attributable to shareholders	3,189,876	2,568,448	2,476,588	97,911	(6,051)	621,428
Non-controlling interest	209,954	209,116	209,116	-	-	838
Total Equity	**3,399,830**	**2,777,564**	**2,685,704**	**97,911**	**(6,051)**	**622,266**
Total Liabilities and Equity	**28,060,724**	**21,807,082**	**13,070,711**	**4,574,722**	**4,161,649**	**6,253,642**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Solvency Ratios

Minimum Capital Requirement

Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.
Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of November 30, 2017, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.8%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of fourth quarter of 2017 our Regulatory Capital Ratio  reached 14.7%, a 25 basis points increase when compared to the third quarter of 2017.

This increase is mainly explained by the reduction of Risk Weighted Assets, specially commercial loans and available for sale securities, partly offset by the decrease in equity due to the losses recorded during the quarter.

Additional
Information

Management Discussion & Analysis

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Our Shares

Ownership Structure
Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange.
Since the completion of the Merger on April 1, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco. As a result of this transaction, current shareholders structure is as follows:
Dividends
The following table shows dividends per share distributed during the past five years:
Itaú CorpBanca paid its annual dividend of Ch$0.001205475/share in Chile on March 27, 2017. The dividend payout ratio was 30% of 2016 Net Income, equivalent to a dividend yield of 0.02%.
For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement" whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Credit Risk Ratings

International Credit Risk Rating
On a global scale, Itaú CorpBanca is rated by two worldwide recognized agencies: Moody´s Investors Service ("Moody's") and Standard & Poor´s Global Ratings ("Standard & Poor's" or "S&P").
On May 10, 2017, Moody's affirmed 'A3/Prime-2' ratings. Ratings benefit from Moody's assessment of a high probability of government support and very high probability of affiliate support from its controlling shareholder, Itaú Unibanco. Ratings have a 'Stable' outlook as expected improvements in terms of profitability and maintenance of good asset quality are counterbalanced by the bank's low capitalization.
On August 4, 2017, Standard & Poor´s affirmed our 'BBB+A-2' ratings and removed the 'CreditWatch Negative' assigned on July 14, 2017 following the sovereign downgrade. The Outlook is 'Negative' reflecting S&P's view that there is at least a one-in-three chance that they could downgrade us and other eight Chilean financial institutions if growth in lending and property prices  picks up in Chile, leading to pressures on economic imbalances given the country's already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

Local Credit Risk Rating
On a national scale, Itaú CorpBanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ("Feller Rate") and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. ("Standard & Poor's Chile" o "S&P Chile").
On March 31, 2017, Feller Rate affirmed local ratings in 'AA', reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

On October 12, 2017, S&P Chile rated our long-term issuer credit rating in 'clAA' based on an improvement in the bank's performance after our revision of credit portfolio. S&P Chile expects our performance to continue improving for the rest of the year and in 2018, with gradual recovery of asset quality metrics, modest lending growth, stable margins, and lower dividend payments. In S&P's view, there is a moderately high likelihood that we would receive government support if needed for being a systemically important institution.  Itaú Corpbanca is viewed as an insulated subsidiary from potential liquidity problems that its controlling shareholder may have, which does not limit the rating on the former to those on the latter. The Outlook is 'Negative' reflecting the negative trend S&P view in Chile's economic risk trend, as part of their Banking Industry Country Risk Assessment (BICRA) evaluation, and potential downward revision of the anchor if the negative trend leads to a BICRA downgrade.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies  from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca's management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco  Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca's management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward- looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca's financial results is included from time to time in the "Risk Factors" section of Itaú CorpBanca's Annual Report on Form 20-F for the fiscal year  ended December 31, 2016, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Gabriel Moura
CFO. Itaú CorpBanca
Santiago, Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago, Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl
Nicolas Bornozis
President. Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com

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